UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41416

CUSIP Number: X3R81D102

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information   contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Forafric Global PLC

Full Name of Registrant

Forafric Global Limited

Former Name if Applicable

Unit 5.3, Madison Building, Midtown

Address of Principal Executive Office (Street and Number)

Queensway, Gibraltar GX11 1AA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Forafric Global PLC (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) by the prescribed due date because additional time is required to complete the preparation of the Company’s financial statements. The Company intends to file the Annual Report prior to the expiration of the fifteen-day extension period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Julien Benitah	(011)	350 20072505
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Revenues for the year ended December 31, 2025 are estimated to be within a range of $160.0 million to $180.0 million, compared to approximately $274.2 million for the year ended December 31, 2024. A reasonable estimate of net result could not be made as of the current date as the Company is finalizing the preparation of its financial statements. These anticipated changes are primarily attributable to the decrease of crushed volume in both soft wheat and durum wheat in Morocco due to lack of financing for working capital, together with a decrease in total sales.

The preliminary estimates set forth above have not been reviewed or audited by the Company’s independent registered accounting firm. They are subject to revision and are anticipated to be finalized in connection with the completion of the Annual Report. These preliminary estimates are not a comprehensive statement of the Company’s financial results and are not necessarily indicative of the results to be expected as of or for historical and subsequent periods. Accordingly, you should not place undue reliance on these preliminary estimates.

Special Note Regarding Forward-Looking Statements

Statements in this notification of late filing with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, the estimated preliminary financial information in this notification; the Company’s ability to file its Annual Report by the expiration of the extension period prescribed by Rule 12b-25; and other statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, the Company’s ability to successfully implement its recently announced strategic expansion plan and the impact thereof on the Company’s business, financial position and results of operations; the Company’s ability to strengthen its balance sheet; the Company’s ability to successfully complete the transactions with Cap Holding SA; product and service demand and acceptance, changes in technology, economic and geopolitical conditions; the impact of competition and pricing, government regulation; the availability of funding and liquidity; and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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Forafric Global PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Julien Benitah
	Name:	Julien Benitah
	Title:	Chief Financial Officer

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